JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel:   (604) 633-2442

NEWS RELEASE

September 24, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4
JOURNEY COMMENCES DIAMOND DRILLING
AT MUSGROVE CREEK GOLD PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to provide an update on the 2007 work program at the Musgrove Creek Gold Project.

The Musgrove Creek Project consists of 87 contiguous, unpatented mining claims located in the Cobalt Mining District of Lemhi County, Idaho and covers approximately 1,500 acres. The Musgrove deposit has been intersected over a strike length of 400 metres, a width of 110 metres and to a depth of 150 metres. An NI 43-101 technical report dated May 15, 2006, prepared for Journey by D. Makepeace and M. McClave, states an Inferred Mineral Resource estimate of 8 million tonnes at 1.22g/t Au (0.036 oz/t) at a gold cut-off of 0.8 g/t (0.023 ounces per English ton). This is equivalent to 9,761 kg (313,822 oz) of gold at zero dilution.

The Company has re-opened approximately 4,700 feet of drill road and will drill 9 holes for a total of 7,500 feet. The drilling will test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004. Drilling will be accomplished by using our newly purchased, skid mounted Hydracore 2000 diamond drill. The purpose of the drill program is to assist in defining the mineralized zone(s), with the objective of increasing the mineral resource and advancing the project toward a feasibility study, and eventual production.

Mr. Jack Bal, President of Journey, commented: "We are pleased to commence diamond drilling on the Musgrove Creek Project as this will provide the necessary information to update our NI 43-101 technical report. We are also very excited to have purchased our own drill, as this will make our drill program much more time and cost effective as we look to expand the drill program in 2008 at Musgrove”.

The Company also announces the resignation of Donald Gee as a director of the Company. Mr. Gee has been a member of the Board of Directors of the Company since September, 2006. The Company would like to thank Mr. Gee for his contribution and service as a member of the Board.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores.

For additional information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com , or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal
JATINDER (JACK) BAL
Director

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